EXHIBIT 7.2
Alternative performance measures
EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization).

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt. EBITDA is calculated in the following manner:

EBITDA = operating results + depreciation and amortization - recovery of provision.

	For the year ended December 31,
U.S. dollar million	2020	2019	2018

Operating income	1,080	865	2,108
Plus: depreciation and amortization	631	661	589
Less: recovery of provision	186
EBITDA	1,525	1,526	2,698

Net debt position
This is the net balance of borrowings less cash and cash equivalents and other investments (current and non-current), adjusted to exclude other investments in SGR (non-current). It provides a summary of the financial solvency and liquidity of the company. Net debt is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks. Net debt is calculated in the following manner:

Net debt = borrowings (current and non-current) – cash and cash equivalents – other investments (current and non-current) + other investments in SGR (non-current).

	For the year ended December 31,
U.S. dollar million	2020	2019	2018

Borrowings (current and non-current)	1,723	2,189	2,037
Less: cash and cash equivalents	538	520	251
Less: other investments (current and non-current)	816	215	52
Plus: other investments in SGR (non-current)	3	0	0
Net debt position	372	1,454	1,734

Free cash flow
Free cash flow (FCF) is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base. FCF is calculated in the following manner:

Free cash flow = net cash provided by operating activities – capital expenditures.

	For the year ended December 31,
U.S. dollar million	2020	2019	2018

Net cash provided by operating activities	1,761	1,647	1,739
Less: capital expenditures	560	1,052	520
Free cash flow	1,201	595	1,219

Net debt to last twelve months EBITDA

Like the net debt indicator, net debt to last twelve months (LTM) EBITDA provides a summary of the financial solvency and liquidity of the company. Net debt to LTM EBITDA is calculated in the following manner:

Net debt / LTM EBITDA

	For the year ended December 31,
U.S. dollar million	2020	2019	2018

Net debt	371	1,453	1,735
LTM EBITDA	1,525	1,526	2,698
Net debt to LTM EBITDA	0.2	1.0	0.6